July 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aleph Group, Inc Registration Statement on Form F-1 (File No. 333-262558) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aleph Group, Inc, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. File No. 333-262558), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 7, 2022.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Company requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registration Statement has not been declared effective, and no securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use.

We would be grateful if you could please forward a copy of the written order granting withdrawal of the Registration Statement to Gastón Taratuta, via email at gaston@alephholding.com, with a copy to the Company’s U.S. legal counsel, Juan G. Giráldez, of Cleary Gottlieb Steen & Hamilton LLP, via e-mail at jgiraldez@cgsh.com.

We appreciate in advance your time and attention. Should you have any questions regarding the foregoing, please contact Juan G. Giráldez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2372.

Very truly yours,

ALEPH GROUP, INC

By:	/s/ Gastón Taratuta
Name:	Gastón Taratuta
Title:	Chief Executive Officer

cc:	Juan G Giraldez Cleary Gottlieb Steen & Hamilton LLP